UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KEURIG GREEN MOUNTAIN, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12340	03-0339228
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

33 Coffee Lane, Waterbury, Vermont 05676

(Address of registrant’s principal executive office) (Zip Code)

Michael J. Degnan
(781) 418-3120

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Keurig Green Mountain, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at http://www.keuriggreenmountain.com/Sustainability/ReportsAndDisclosures/ConflictMinerals.aspx.

Item 1.02  Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 — Exhibits

Item 2.01  Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Conflict Minerals Report of Keurig Green Mountain, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEURIG GREEN MOUNTAIN, INC.

By:	/s/ Robert P. Ostryniec	May 30, 2014
	Robert P. Ostryniec	(Date)
Chief Product Supply Officer

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report of Keurig Green Mountain, Inc.